# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AVIS BUDGET GROUP, INC., CIK 0000723612
CUSIP: 053774105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 379 Interpace Parkway, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163653

## Reporting persons
- NOMURA HOLDINGS INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); sole voting power 627,961; shared voting power 0; sole dispositive power 627,961; shared dispositive power 0; aggregate amount beneficially owned 627,961 (1.8% of the class)
  Comment: (1) Sole voting and dispositive power represents (i) 395,591 shares of Common Stock beneficially owned by Nomura Global Financial Products, Inc. ("NGFP"), (ii) 111,670 shares of Common Stock beneficially owned by Nomura Securities International, Inc. ("NSI"), and (iii) 120,700 shares of Common Stock underlying call options beneficially owned by NSI that are exercisable within 60 days. NGFP and NSI are wholly owned subsidiaries of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares of Common Stock beneficially owned by NGFP and NSI.
  
  (2) The percent of class is calculated based on 35,196,992 shares of Common Stock outstanding as of October 22, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025 filed with the SEC on October 28, 2025.

## Item 1. Issuer
Name of issuer: AVIS BUDGET GROUP, INC.
Address of issuer's principal executive offices: 379 Interpace Parkway, Parsippany, New Jersey, 07054

## Item 2. Person Filing
Name of person filing:
Nomura Holdings, Inc.

This Schedule 13G excludes securities beneficially owned, if any, by certain subsidiaries of Nomura Holdings Inc. whose beneficial ownership of securities are disaggregated from that of Nomura Holdings Inc. in accordance with SEC Release No. 34-39538 (January 12, 1998).
Address of principal business office or, if none, residence:
Nomura Holdings, Inc.:

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan
Citizenship:
Nomura Holdings, Inc.:

Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-11 of the cover page are incorporated by reference.
Percent of class: Items 5-11 of the cover page are incorporated by reference.
Sole power to vote or to direct the vote: Items 5-11 of the cover page are incorporated by reference.
Shared power to vote or to direct the vote: Items 5-11 of the cover page are incorporated by reference.
Sole power to dispose or to direct the disposition: Items 5-11 of the cover page are incorporated by reference.
Shared power to dispose or to direct the disposition: Items 5-11 of the cover page are incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Subsidiaries

## Signatures
- NOMURA HOLDINGS INC: /s/ Samir Patel, Samir Patel, Managing Director (02/17/2026)